
07001559

8-23699

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH., D.C.
210
SECTION

SEC FILE NUMBER
~~8-83699~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Cardinal Drive
(No. and Street)

Vero Beach (City) Florida (State) 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Wiseman, Vice President (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA., PA
(Name – *if individual, state last, first, middle name*)

1826 14th Ave., Suite 102 (Address) Vero Beach (City) Florida (State) 32960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

JEAN P. HANAWALT
Commission DD616081
Expires January 7, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A.

SALLIE C. WATSON, C.P.A.

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2007

Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Research, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under *section* 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition

and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purpose.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A.

SALLIE C. WATSON, C.P.A.

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 1, 2007

To The Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2006, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 11,709
Receivable from Clearing Broker	165,458
Refundable income taxes	97,977
Marketable securities available for sale, at market	2,213,969
Prepaid expenses and other	24,810
Equipment, furniture and fixtures and leasehold improvements at cost net of accumulated depreciation of $159,801, using straight-line and accelerated methods	13,865
Goodwill, net	153,716
	$ 2,681,504

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 208,526
Total liabilities	208,526
Stockholder's Equity:	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	1,533,194
Accumulated other comprehensive loss	(101,182)
Total stockholder's equity	2,472,978
	$ 2,681,504

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2006

Revenue	
Commissions	$ 2,443,964
Interest and dividends	74,412
	2,518,376
Expenses	
Employee compensation	1,197,072
Clearing charges	324,032
Quotation services	160,996
Occupancy	167,925
Telephone	65,686
Office supplies and expenses	38,221
Payroll taxes	93,969
Advertising	58,198
Depreciation	8,660
Other	467,779
Total expenses	2,582,538
Loss before income tax benefit	(64,162)
Income tax benefit from carryback of net operating loss	7,386
Net loss	(56,776)
Other comprehensive income:	
Unrealized holding gains arising during the year	60,249
Reclassification adjustments for income included in net income	0
Other comprehensive gains, before tax	60,249
Income tax related to other comprehensive income	20,485
Other comprehensive income, net of tax	39,764
Comprehensive loss	$ (17,012)

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 31, 2005	$ 500	$ 1,040,466	$ 1,589,970	$ (140,946)	$2,489,990
Net loss			(56,776)		(56,776)
Other comprehensive income				39,764	39,764
Balance, December 31, 2006	$ 500	$ 1,040,466	$ 1,533,194	$ (101,182)	$2,472,978

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2006

Balance, December 31, 2006	$ 0
Balance, December 31, 2005	$ 0

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash flows from operating activities:		
Comprehensive loss		$(17,012)
Adjustments to reconcile comprehensive loss to net cash provided by operating activities:		
Income tax provision	$ 20,485	
Depreciation	8,660	
Increase in prepaid expenses	(9,659)	
Decrease in receivable from clearing broker	8,061	
Unrealized gains on marketable securities	(60,249)	
Increase in accounts payable and accrued liabilities	104,561	
Total adjustments		71,859
Net cash from operating activities		54,847
Cash flows from investing activities:		
Purchases of marketable securities available for sale	(464,929)	
Sales of marketable securities available for sale	406,465	
Net cash used in investing activities		(58,464)
Net decrease in cash		(3,617)
Cash at beginning of year		15,326
Cash at end of year		$ 11,709

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities.

Amounts paid during 2006 for:	
Income taxes (to the Parent Company)	$ 0
Interest	$ 0

Read the accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

Note 1 - Organization and Summary of Significant Accounting Policies

Organization:

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company operates as a Broker/Dealer, principally through a fully disclosed correspondent agreement. The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut.

Summary of Significant Accounting Policies

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalization:

Equipment, furniture and fixtures and leasehold improvements are recorded at cost. Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Investments:

Marketable securities available for sale are valued at market value. Any difference between cost and market is included in other comprehensive income. Realized gains and losses are included in net income or net loss.

Goodwill:

Goodwill represents the excess of the cost of purchased companies over the fair value of the net assets at date of acquisition. In June, 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 and, as a result, did not amortize goodwill in 2006.

Advertising:

The Company charges the cost of media advertising to operations in the period when the expense is incurred.

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income. The consolidated current and deferred tax expense of the Parent Company is allocated to members of the group using the taxable income method (as defined in the Income Tax Regulations) under which each member's share of tax expense is allocated based upon it's separate taxable income, disregarding any members taxable loss.

Note 2 - Related Party Transactions

The Parent Company makes payments for State and Federal income taxes as they become due. Because of the net operating loss in 2005, the Company made no payment to the Parent for income taxes in the year 2006.

Note 3 - Exemption from Rule 15c3-3

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of the rule.

Note 4 - Investments

Investments consist of marketable securities available for sale at market value as follows:

Cash account with clearing broker	$ 1,049,730
State and municipal debt securities (cost $75,198)	76,886
Equity securities (cost $1,220,494)	1,087,353
Total	$ 2,213,969

Note 5 - Equipment, Furniture and Fixtures and Leasehold Improvements

Equipment, Furniture and Fixtures and Leasehold Improvements consists of the following:

Leasehold improvements	$ 17,828
Furniture and fixtures	35,152
Machinery and Equipment	120,686
Total	173,666
Less accumulated depreciation	159,801
	$ 13,865

Depreciation charged to operations amounted to $8,660 for the current year

Note 6 - Stockholder's Equity

The following is a reconciliation of stockholder's equity as reported in the December 31, 2006, unaudited FOCUS report and in the accompanying financial statements.

As reported in Focus Report	$ 2,488,752
Audit adjustments:	
Provision for income taxes	(20,485)
Refundable income tax due to carryback of net operating loss	7,686
Prepaid expenses	9,551
Other audit adjustments	(12,526)
As reported in accompanying financial statements	$ 2,472,978

Note 7 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $2,020,070 and $250,000 respectively.

Note 8 - Income Taxes

The Company files a consolidated Federal income tax return with it's parent company and separate state income tax returns in several states. Income tax for 2006, based upon statutory rates, is as follows:

Refundable income tax from carryback of net operating loss	$	(7,386)
Income tax on other comprehensive income		20,485
Income tax	$	13,099

Note 9 - Operating Leases

Certain equipment and office facilities are leased under operating leases expiring at various times. The minimum future rental commitments including expected renewals under these leases amounts to $849,075 for the next five years and are payable as reflected on the following page.

Note 9 - Operating Leases continued:

Year Ending	Amount
2007	$159,927
2008	164,725
2009	169,667
2010	174,757
2011	179,999

Rent and utilities incurred under all operating leases for the current year amounted to $167,925.

Note 10 - Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivable from clearing broker, and marketable securities. Marketable securities and cash with a market value of $2,152,082 and receivable from clearing broker ($97,977) are held by or due from the Company's clearing broker at December 31, 2006.

Note 11 - Litigation

The Company has not been involved in any litigation during the current fiscal year.

Note 12 - 401(k) Savings Plan

The Company established a 401(k) Savings Plan (the Plan) in 2002, by adopting a prototype plan established by it's payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can elect to save up to 20% of compensation on a pre-tax basis subject to certain limits. The Company matches the first 3% of employee contributions. Compensation expense for the 401(k) match in 2006 amounted to $29,608.

SECURITIES RESEARCH, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO

RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

Net Capital:		
Total stockholder's equity		$ 2,472,978
Deductions and/or charges:		
Non-allowable assets:		
Refundable income taxes	$ 97,977	
Prepaid expenses	24,810	
Property and equipment	13,865	
Goodwill	153,716	290,368
Net capital before haircuts on securities positions		2,182,610
Haircuts on securities		162,540
Net Capital		$ 2,020,070
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 208,526
Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness		$ 250,000
Net Capital in Excess of Minimum Requirement		$ 1,770,070
Ratio of Aggregate Indebtedness to Net Capital		.1032 to1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report		$ 2,035,838
Audit adjustments		(15,768)
Net capital per computation, December 31, 2006		$ 2,020,070

END